Exhibit 1

NUR MACROPRINTERS REPORTS 2006 RESULTS

Revenue increased and net losses decreased significantly
Operating income of 0.8 million excluding “share based payment” expenses

LOD, Israel, Friday, June 29, 2007 – NUR Macroprinters Ltd. (NURMF.PK), a leading supplier of wide-format inkjet production printers for the printing industry, reported its financial results for the full year ended December 31, 2006, which are also reflected in the annual report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2007.

Revenues from product sales and services were approximately $78.0 million in the year ended December 31, 2006, a 9.2% increase compared to approximately $71.4 million in the year ended December 31, 2005. The increase in revenues of $6.6 million is primarily due to the increased demand for our UV based inkjet printers in Europe and America and the increased revenue from ink products and services.

The gross margin in the year ended December 31, 2006 was 34.3% compared to 27.2% in the year ended December 31, 2005. The increase in the gross margin is primarily attributable to the better management of our spare parts inventory that resulted in a significant decrease of inventory write off ($0.8 in 2006 compared with $2.7 in 2005) and the improvement of our margins on ink revenue as the percentage of ink manufactured by NUR increased compared to ink purchased from third parties

Operating loss in the year ended December 31, 2006 was $0.5 million compared to $9.8 million in the year ended December 31, 2005. Excluding “share based payment” expenses (see bellow), the year ended December 31, 2006 would have resulted with operating income in the amount of $0.8.

Beginning January 1, 2006, we account for equity-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment”. As a result of adopting SFAS 123(R) our loss before income taxes for 2006 is $1.3 million higher than if we had continued to account for equity-based compensation under APB No. 25.

Interest payments, in connection with bank debt that was restructured in 2005, in the amount of $1.3 million were recorded as a reduction to the carrying amount of the debt (accrued interest) in accordance with the provisions of SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructuring”.

Net loss in the year ended December 31, 2006 was $1.9 million, or $0.03 net loss per share compared to $14.7 million, or $0.46 net loss per share in the year ended December 31, 2005.

In the beginning of 2007, $6.1 million (net) was raised through the private placement of 11,734,950 ordinary shares to various investors at a price of $0.54 per share. The investors also received warrants to purchase additional 3,520,485 ordinary shares at an exercise price of $0.65 per share, exercisable for a period of five years following the closing of the private placement. The private placement included two stages, an initial closing resulting in net proceeds in the amount of $3.7 million in January 2007 and a follow-on investment resulting in net proceeds of $2.4 million in February 2007.

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About NUR Macroprinters Ltd.
NUR Macroprinters (NURMF.PK) is a leading supplier of wide-format inkjet printers for the printing industry. NUR develops, manufactures and markets wide-format inkjet production printers and high-quality companion inks for a wide variety of business enterprises including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers. NUR’s cost-effective, reliable printing solutions are helping customers worldwide deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and NUR does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

CONTACT:	NUR Macroprinters Ltd.
Yossy Zylberberg
COO & CFO
+972 (8) 9145555
yossyz@nur.com

NUR MACROPRINTERS LTD.
Balance Sheets
U.S. dollars in thousands

	Year ended
	December 31, 2005	December 31, 2006

Current assets:
Cash and cash equivalents	$9,296	$4,868
Short-term restricted cash	158	117
Trade receivables, net	7,316	10,223
Other accounts receivable and prepaid expenses	3,761	2,387
Inventories	13,137	16,400

Total current assets	33,668	33,995

Long-term receivables and deposits
Severance pay fund	876	1,060
Other assets	327	348

Total long-term receivables and deposits	1,203	1,408

Property, plant and equipment, net	4,636	5,758

Other intangible assets, net	209	42

Total assets	$39,716	$41,203

Liabilities and shareholders' deficiency
Current liabilities:
Short-term bank credit and loans	$10,838	$9,028
Current maturities of long-term loans	110	129
Trade payables	9,877	11,438
Deferred revenues	4,739	2,142
Other accounts payable and accrued expenses	11,548	10,902

Total current liabilities	37,112	33,639

Long-term liabilities:
Long-term loans, net of current maturities (including
accrued interest on restructured debt of $ 10,364 and $ 0,
and subordinated notes issued to related parties of $ 5,000
and $ 0 as of December 31, 2005 and 2004 respectively)	28,023	26,755
Government authorities	927	404
Accrued severance pay	1,208	1,408

Total long-term liabilities	30,158	28,567

Shareholders' deficiency:
Share capital	13,629	13,635
Additional paid-in capital	60,582	61,956
Receivables on account of shares	(7,000)	-
Deferred stock compensation	(77)	-
Accumulated other comprehensive loss	(490)	(475)
Accumulated deficit	(94,198)	(96,119)

Total shareholders' deficiency	(27,554)	(21,003)

Total liabilities and shareholders' deficiency	$39,716	$41,203

NUR MACROPRINTERS LTD.
Consolidated Statements of Operations
U.S. dollars in thousands, except share and per share data

	Year ended
	December 31, 2005	December 31, 2006

Revenues:
Products	$67,072	$72,576
Services	4,306	5,392

Total revenues	71,378	77,968

Cost of revenues:
Products	43,505	43,060
Inventory write-off	2,721	806

	46,226	43,866
Services	5,772	7,379

Total cost of revenues	51,998	51,245

Gross profit	19,380	26,723

Operating expenses:
Research and development	7,086	5,827
Selling and marketing	10,865	11,747
General and administrative	12,171	9,803
Doubtful accounts income	(1,132)	(314)
Amortization and impairment of technology and other intangible assets	169	167

Total operating expenses	29,159	27,230

Operating loss	(9,779)	(507)
Financial expenses, net	(3,448)	(1,316)
Fair value of warrants issued to former director	(1,441)	-

Loss before taxes on income	(14,668)	(1,823)

Taxes on income	38	98

Net loss	$(14,706)	$(1,921)

Basic and diluted net loss per share	$(0.46)	$(0.03)

Weighted average number of shares used in computing basic
and diluted loss per share	31,932,345	60,506,854